ChipMOS TECHNOLOGIES (Bermuda) LTD.

11 F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

March 2, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	ChipMOS TECHNOLOGIES (Bermuda) LTD.

Registration Statement on Form F-3

(File No. 333-130230)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) hereby respectfully requests that the effectiveness of its Registration Statement on Form F-3, as amended (File No. 333-130230), which omits information in reliance on Rule 430A under the Securities Act, be accelerated to 9:00 a.m., New York Time, on March 7, 2006, or as soon thereafter as practicable.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Company will promptly notify the Securities and Exchange Commission (the “Commission”) of such change in which case the Company may be making an oral request for acceleration of the effectiveness of the above-captioned Registration Statement on Form F-3, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such request may be made by an executive officer of the Company or by any lawyer with Sullivan & Cromwell LLP.

In connection with the request for acceleration request of the effectiveness of the effectiveness of the above-captioned Registration Statement on Form F-3, as amended, the undersigned wishes to acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Michael G. DeSombre (telephone: 852-2826-8696) at Sullivan & Cromwell LLP in Hong Kong, if you have any questions regarding the foregoing.

Very truly yours, ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shou-Kang Chen
Name:	Shou-Kang Chen
Title:	Chief Financial Officer

cc:	Paul M. Dudek

(Securities and Exchange Commission)

Michael G. DeSombre

Ling Yang

(Sullivan & Cromwell LLP)